Brookfield

Brookfield Renewable Partners L.P.

Q2 2020 MANAGEMENT'S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis
For the three and six months ended June 30, 2020
This Management’s Discussion and Analysis for the three and six months ended June 30, 2020 is provided as of August 7, 2020. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, redeemable/exchangeable partnership units held by Brookfield (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”). a holding subsidiary of Brookfield Renewable, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP Units and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 – Q2 2020 Highlights	3	Part 5 – Liquidity and Capital Resources	19
		Capitalization and available liquidity	19
Part 2 – Financial Performance Review on Consolidated Information	5	Borrowings	20
		Consolidated statements of cash flows	21
		Shares and units outstanding	23
Part 3 – Additional Consolidated Financial Information	7	Dividends and distributions	23
Summary consolidated statements of financial position	7	Contractual obligations	23
Related party transactions	8	Off-statement of financial position arrangements	24
Equity	9
		Part 6 – Selected Quarterly Information	25
Part 4 – Financial Performance Review on Proportionate Information	10	Summary of historical quarterly results	25

Proportionate results for the three months ended June 30	11	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	30
Reconciliation of non-IFRS measures	15
Contract profile	18	Part 8 – Presentation to Stakeholders and Performance Measurement	33

		Part 9 – Cautionary Statements	37

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

PART 1 – Q2 2020 HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019
Operational information
Capacity (MW)	19,317	17,482	19,317	17,482
Total generation (GWh)
Long-term average generation	15,527	14,252	29,678	27,745
Actual generation	13,264	14,881	27,528	29,006

Proportionate generation (GWh)
Long-term average generation	7,309	7,109	14,026	13,807
Actual generation	6,552	7,602	13,716	14,848
Average revenue ($ per MWh)	75	73	76	74

Selected financial information(1)
Net income (loss) attributable to Unitholders	$(44)	$17	$(26)	$60
Basic income (loss) per LP Unit	(0.14)	0.05	(0.08)	0.19
Consolidated Adjusted EBITDA(2)	517	630	1,135	1,282
Proportionate Adjusted EBITDA(2)	396	400	787	795
Funds From Operations(2)	232	230	449	457
Funds From Operations per Unit(1)(2)	0.75	0.74	1.44	1.47
Distribution per LP Unit	0.54	0.52	1.09	1.03

(1)
For the three and six months ended June 30, 2020, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 311.3 million (2019: 311.2 million and 311.1 million, respectively).

(2)
Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.

(MILLIONS, EXCEPT AS NOTED)	June 30, 2020	December 31, 2019
Liquidity and Capital Resources
Available liquidity(1)	$$3,358	$2,695
Debt to capitalization – Corporate	19%	16%
Debt to capitalization – Consolidated	35%	32%
Borrowings non-recourse to Brookfield Renewable on a proportionate basis	77%	77%
Floating rate debt exposure on a proportionate basis(2)	5%	5%
Medium term notes
Average debt term to maturity	10 years	10 years
Average interest rate	4.0%	4.1%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	10 years	10 years
Average interest rate	5.2%	5.1%

(1)	Available liquidity is adjusted for the acquisition of a 38% interest in TerraForm Power, Inc. completed on July 31, 2020.

(2)	Excludes 5% (2019: 7%) floating rate debt exposure of certain foreign regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

Operations
We delivered Funds From Operations of $232 million or $0.75 per unit, which represents a 1% increase from the prior year as our operations benefited from:

•	Higher margins due to realization of margin enhancing initiatives across our business;

•	Relatively higher realized prices in Colombia, Brazil and Canada on the back of inflation escalation and our re-contracting and commercial initiatives;

•	Contributions from growth through both acquisitions and development activities; and

•
Offset by lower generation, primarily at our hydroelectric facilities in the northeast United States and Colombia (14% below long-term average and 23% lower than prior year generation on a same-store basis)

After deducting non-cash depreciation, net loss attributable to Unitholders for the three months ended June 30, 2020 was $44 million or $0.14 per LP Unit, compared to net income of $17 million or $0.05 per LP Unit in the prior year.
Continued to focus on extending our contract profile as we completed the following:

•	In Colombia, we secured eight inflation-indexed contracts for 288 GWh/year, including individual contracts with up to seven years in duration

•	In Brazil, we entered into nine new contracts to deliver 144 GWh/year, including individual contracts with up to five years in duration
Liquidity and Capital Resources
Remain well capitalized and backed by a resilient balance sheet:

•	Liquidity position remains robust, with close to $3.4 billion of total available liquidity, no material maturities over the next five years and a strong investment grade balance sheet (BBB+)

•	Capitalized on the low interest rate environment and sourced liquidity from diverse funding levers

◦	Secured over $1.1 billion of investment-grade non-recourse financings across our diverse portfolio

◦	Completed the issuance of approximately C$350 million of ten-year corporate green bonds at approximately 3.5%

•	So far this year, we generated close to $500 million of proceeds ($85 million net to BEP) from capital recycling activities
Growth and Development
Subsequent to quarter-end, we completed the special distribution of class A exchangeable subordinate voting shares of Brookfield Renewable Corporation (“BEPC”). The holders of Brookfield Renewable’s limited partnership units of record as of July 27, 2020 received one (1) Share of BEPC for every four (4) BEP units held, or 0.25 Shares for each BEP unit.
Following the special distribution of BEPC shares, we completed the acquisition of all of the outstanding Class A common stock of Terraform Power, Inc. (“TerraForm Power”), other than the approximately 62% already owned by Brookfield Renewable and its affiliates. TerraForm Power stockholders received BEPC shares or, at their election, BEP units as consideration.
Subsequent to quarter-end, we, together with our institutional partners, entered into an agreement to acquire a 1,200 MW construction ready solar development project in Brazil with a target date for commercial operation in early 2023.
Completed, together with our institutional and joint venture partners, the commissioning of almost 100 MW of development projects.
Continued to progress our development pipeline:

•
Continued to advance the construction of 2,400 MW of hydroelectric, wind, pumped storage, solar PV and rooftop solar development projects. These projects are expected to be commissioned between 2020 and 2023 and to generate annualized Funds From Operations net to Brookfield Renewable of approximately $53 million.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019
Revenues	$651	$787	$1,443	$1,612
Direct operating costs	(248)	(252)	(509)	(506)
Management service costs	(36)	(23)	(67)	(44)
Interest expense	(154)	(178)	(316)	(351)
Share of (loss) earnings from equity-accounted investments	(15)	—	(31)	32
Foreign exchange and unrealized financial instrument (loss) gain	(14)	(12)	6	(30)
Depreciation	(192)	(200)	(398)	(400)
Income tax expense	13	(29)	(5)	(73)
Net (loss) income attributable to Unitholders	$(44)	$17	$(26)	$60
	Average FX rates to USD
C$	1.39	1.34	1.36	1.33
	€0.91	0.89	0.91	0.89
R$	5.39	3.92	4.92	3.84
	£0.81	0.78	0.79	0.77
COP	3,846	3,240	3,689	3,188
Variance Analysis For The Three Months Ended June 30, 2020
Revenues totaling $651 million represents a decrease of $136 million over the prior year. On a same store, constant currency basis, revenues decreased $72 million, primarily due to below average hydrology conditions in the United States compared to prior year where we experienced higher than average generation (17% higher than long-term average) as well as low system-wide hydrology conditions in Colombia (66% of long-term average), partially offset by higher average realized revenue per MWh which benefited from inflation indexation, re-contracting initiatives and favorable generation mix. Recently acquired and commissioned facilities contributed 282 GWh and $18 million to revenues which was more than offset by recently completed asset sales that reduced generation by 170 GWh and revenues by $21 million.
The strengthening of the U.S. dollar relative to the prior period, primarily against the Brazilian reais and Colombian peso, reduced revenues by approximately $61 million, which was partially offset by a $47 million favorable foreign exchange impact on our operating, interest and depreciation expense for the quarter.
Direct operating costs totaling $248 million represents a decrease of $4 million over the prior year due to cost-saving initiatives across our business and the impact of foreign exchange movements noted above, partially offset by additional costs from growth from our recently acquired and commissioned facilities.
Management service costs totaling $36 million represents an increase of $13 million over the prior year due to the growth of our business.
Interest expense totaling $154 million represents a decrease of $24 million over the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing and the foreign exchange movements noted above.
Share of loss from equity-accounted investments totaling $15 million represents a decrease of $15 million driven by higher non-cash depreciation expense due to the growth of our portfolio.
Income tax recovery totaled $13 million compared to an income tax expense of $29 million in the prior year due primarily to a decrease in net income before income taxes due to the above noted items.
Net loss attributable to Unitholders totaled $44 million compared to a net income attributable to Unitholders of $17 million in the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

Variance Analysis For The Six Months Ended June 30, 2020
Revenues totaling $1,443 million represents a decrease of $169 million over the prior year. On a same store, constant currency basis, revenues decreased $52 million due to below average hydrology conditions in Colombia and North America, partially offset by higher average realized revenue per MWh which benefited from inflation indexation, re-contracting initiatives and favorable generation mix. Recently acquired and commissioned facilities contributed 529 GWh and $35 million to revenues which was more than offset by recently completed asset sales that reduced generation by 381 GWh and revenues by $50 million.
The strengthening of the U.S. dollar relative to the prior period, primarily against the Brazilian reais and Colombian peso, reduced revenues by approximately $102 million, which was partially offset by a $77 million favorable foreign exchange impact on our operating, interest and depreciation expense for the quarter.
Direct operating costs totaling $509 million represents an increase of $3 million over the prior year due to cost-saving initiatives across our business and the impact of foreign exchange movements noted above being more than offset by higher power purchases in Colombia, which are passed through to our customers, and additional costs due to growth from our recently acquired and commissioned facilities.
Management service costs totaling $67 million represents an increase of $23 million over the prior year due to the growth of our business.
Interest expense totaling $316 million represents a decrease of $35 million over the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing and the foreign exchange movements noted above.
Share of loss from equity-accounted investments totaling $31 million compared to earnings from equity-accounted investments totaling $32 million in the prior year represents a decrease of $63 million driven by higher non-cash depreciation expense due to the growth of our portfolio and deferred tax expenses, as the prior year benefited from a deferred tax recovery relating to the recognition of operating loss carryforwards.
Income tax expense of $5 million represents a decrease of $68 million due primarily to a decrease in net income before income taxes due to the above noted items.
Net loss attributable to Unitholders totaled $26 million compared to a net income attributable to Unitholders of $60 million in the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	June 30, 2020	December 31, 2019
Assets held for sale	$170	$352
Current assets	1,410	1,474
Equity-accounted investments	1,779	1,889
Property, plant and equipment	28,527	30,714
Total assets	33,325	35,691
Liabilities directly associated with assets held for sale	94	137
Corporate borrowings	2,118	2,100
Non-recourse borrowings	8,762	8,904
Deferred income tax liabilities	4,237	4,537
Total liabilities and equity	33,325	35,691
	FX rates to USD
C$	1.36	1.30
	€0.89	0.89
R$	5.48	4.03
	£0.81	0.75
COP	3,759	3,277
Our balance sheet remains strong and reflects the stable nature of the business and our continued growth.
Assets held for sale
Assets held for sale totaled $170 million as at June 30, 2020 compared to $352 million as at December 31, 2019. The $182 million decrease was primarily attributable to the completed sale of our solar portfolio in Thailand during the period. The remaining assets held for sale at June 30, 2020 correspond to a 33 MW solar asset in South Africa and 19 MW of solar assets in Malaysia.
Property, plant and equipment
Property, plant and equipment totaled $28.5 billion as at June 30, 2020 compared to $30.7 billion as at December 31, 2019. The $2.2 billion decrease was primarily attributable to the impact of foreign exchange due to the strengthening of the U.S. dollar, which decreased property, plant and equipment by $2.2 billion and depreciation expense associated with property, plant and equipment of $398 million. The decrease was partially offset by the acquisition of 47 MW of operating solar capacity in India and 278 MW of solar development projects in Brazil during the first quarter of 2020 and our continued investments in the development of power generating assets and our sustaining capital expenditures, which increased property, plant and equipment by $154 million in aggregate. During the second quarter, we exercised our option to buy out the lease on our 192 MW hydroelectric facility in Louisiana and recognized a $247 million increase to the value of our corresponding property, plant and equipment.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements, or provides fixed price guarantees to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets.
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.
Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as a managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Fund IV, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities. As a result, Brookfield Renewable controls and consolidates such investments.
Brookfield Renewable participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2020 and the interest rate applicable on the draws is LIBOR plus up to 1.8%. During the current period there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were no funds placed on deposit with Brookfield Renewable during the six months ended June 30, 2020 (2019: $600 million, which was fully repaid during the period). There was no interest expense on the Brookfield Asset Management revolving credit facility or deposit for the three and six months ended June 30, 2020, respectively (2019: nil and $3 million, respectively).
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and six months ended June 30, 2020:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2020	2019	2020	2019
Revenues
Power purchase and revenue agreements	$84	$209	$180	$368
Wind levelization agreement	—	—	—	1
	$84	$209	$180	$369
Direct operating costs
Energy purchases	$—	$(2)	$—	$(5)
Energy marketing fee	(2)	(6)	(2)	(12)
Insurance services(1)	(6)	(7)	(12)	(14)
	$(8)	$(15)	$(14)	$(31)
Interest expense
Borrowings	$—	$—	$—	$(3)
Contract balance accretion	(4)	(3)	(8)	(5)
	$(4)	$(3)	$(8)	$(8)
Management service costs	$(36)	$(23)	$(67)	$(44)

(1)
Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the three and six months ended June 30, 2020 were less than $1 million (2019: less than $1 million)..

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. As at June 30, 2020, to the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $15 million and $31 million were declared during the three and six months ended June 30, 2020, respectively (2019: $12 million and $25 million).
Preferred limited partners' equity
During the first quarter of 2020, Brookfield Renewable issued 8,000,000 Class A Preferred Limited Partnership Units, Series 17 (the “Series 17 Preferred Units”) at a price of $25 per unit for gross proceeds of $200 million. The holders of the Series 17 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.
The preferred limited partners’ equity units do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2020, none of the preferred limited partners’ equity units have been redeemed by Brookfield Renewable.
In July 2020, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the six months ended June 30, 2020.
Limited partners' equity
As at June 30, 2020, Brookfield Asset Management owns, directly and indirectly, 175,491,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 57% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 43% is held by public investors.
During the second quarter of 2020, certain affiliates of Brookfield Asset Management completed a secondary offering of 10,236,000 LP Units at a price of $48.85 per LP Unit, for gross proceeds of $500 million. Brookfield Renewable did not sell LP Units in the offering and will not receive any of the proceeds from the offering of LP Units.
During the three and six months ended June 30, 2020, Brookfield Renewable issued 30,458 LP Units and 69,636 LP Units, respectively (2019: 54,749 LP Units and 105,248 LP units, respectively) under the distribution reinvestment plan at a total value of $2 million and $3 million, respectively (2019: $1 million and $3 million, respectively).
In December 2019, Brookfield Renewable commenced a normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 11, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three months ended June 30, 2020 and 2019.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric
North America	3,476	4,134	3,580	3,583	$217	$275	$173	$211	$145	$168	$10	$79
Brazil	924	1,066	998	998	39	58	35	42	29	33	9	16
Colombia	532	861	870	869	45	56	25	35	19	25	11	17
	4,932	6,061	5,448	5,450	301	389	233	288	193	226	30	112
Wind
North America	765	761	938	949	56	58	45	40	29	23	(11)	(22)
Europe	140	204	175	223	15	22	13	15	10	11	(9)	(11)
Brazil	142	147	168	141	7	9	6	6	5	4	—	4
Asia	110	52	118	51	7	3	6	2	4	1	2	2
	1,157	1,164	1,399	1,364	85	92	70	63	48	39	(18)	(27)
Solar	376	287	462	295	61	51	59	42	37	27	(6)	4
Storage & Other	87	90	—	—	19	21	12	10	8	7	(1)	1
Corporate	—	—	—	—	—	—	22	(3)	(54)	(69)	(49)	(73)
Total	6,552	7,602	7,309	7,109	$466	$553	$396	$400	$232	$230	$(44)	$17

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2020

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – LTA	5,448	5,450
Generation (GWh) – actual	4,932	6,061
Revenue	$301	$389
Other income	31	10
Direct operating costs	(99)	(111)
Adjusted EBITDA	233	288
Interest expense	(40)	(53)
Current income taxes	—	(9)
Funds From Operations	$193	$226
Depreciation	(80)	(83)
Deferred taxes and other	(83)	(31)
Net income	$30	$112
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended June 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
North America
United States	2,612	3,223	$61	$64	$109	$147	$91	$117	$(7)	$51
Canada	864	911	79	76	64	64	54	51	17	28
	3,476	4,134	66	66	173	211	145	168	10	79
Brazil	924	1,066	42	54	35	42	29	33	9	16
Colombia	532	861	93	65	25	35	19	25	11	17
Total	4,932	6,061	$64	$64	$233	$288	$193	$226	$30	$112

(1)	Includes realized foreign exchange hedge gains of approximately $15 million included in other income.
North America
Funds From Operations at our North American business were $145 million versus $168 million in the prior year as the benefits from inflation indexation and cost reduction initiatives were more than offset by lower generation, primarily in the northeast United States, that was 3% below long-term average and 16% lower than prior year where we experienced very strong generation (15% above long-term average) and lower average revenue per MWh in the United States due primarily to generation mix.
Net income attributable to Unitholders decreased $69 million over the prior year primarily due to the above noted decrease to Funds From Operations and lower unrealized gains on our revenue hedging activities.
Brazil
Funds From Operations at our Brazilian business were $29 million versus $33 million in the prior year. On a local currency basis, Funds From Operations increased versus the prior year due to the benefits of cost saving initiatives and higher contracted pricing as a result of inflation indexation and re-contracting initiatives that were partly offset by lower generation relative to the prior year. These benefits were more than offset by the weakening of the Brazilian reais versus the U.S. dollar.
Net income attributable to Unitholders decreased $7 million over the prior year driven by the above noted decrease in Funds From Operations.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

Colombia
Funds From Operations at our Colombian business were $19 million versus $25 million in the prior year. We benefited from our cost reduction initiatives and a 43% increase in average revenue per MWh as a result of inflation indexation, re-contracting initiatives and favorable market prices realized on our uncontracted volumes, which were impacted by low system-wide hydrology (66% of long-term average). The increase was more than offset by lower generation and the weakening of the Colombian peso versus the U.S. dollar.
Net income attributable to Unitholders decreased by $6 million over the prior year primarily due to the above noted decrease in Funds From Operations.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – LTA	1,399	1,364
Generation (GWh) – actual	1,157	1,164
Revenue	$85	$92
Other income	8	1
Direct operating costs	(23)	(30)
Adjusted EBITDA	70	63
Interest expense	(21)	(23)
Current income taxes	(1)	(1)
Funds From Operations	48	39
Depreciation	(52)	(58)
Deferred taxes and other	(14)	(8)
Net (loss) income	$(18)	$(27)
The following table presents our proportionate results by geography for wind operations for the three months ended June 30:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
North America
United States	518	518	$68	$69	$25	$23	$15	$12	$(8)	$(17)
Canada	247	243	93	89	20	17	14	11	(3)	(5)
	765	761	76	75	45	40	29	23	(11)	(22)
Europe	140	204	115	108	13	15	10	11	(9)	(11)
Brazil	142	147	49	60	6	6	5	4	—	4
Asia	110	52	69	60	6	2	4	1	2	2
Total	1,157	1,164	$77	$80	$70	$63	$48	$39	$(18)	$(27)

(1)	Includes realized foreign exchange hedge gains of approximately $4 million included in other income.
North America
Funds From Operations at our North American business were $29 million versus $23 million in the prior year due primarily to the benefit from our cost reduction and refinancing initiatives.
Net loss attributable to Unitholders decreased by $11 million primarily due to the above noted increase in Funds From Operations.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

Europe
Funds From Operations at our European business were $10 million versus $11 million in the prior year due to the sale of our Northern Ireland and certain Portuguese assets ($2 million and 39 GWh). On a same store basis, Funds From Operations were higher than the prior year as higher average revenues per MWh due to inflation indexation of our contracts and cost reduction initiatives were partially offset by lower wind resource.
Net loss attributable to Unitholders decreased by $2 million over the prior year as the above noted decrease in Funds From Operations was more than offset by lower non-cash depreciation as a result of the sale of the above noted assets.
Brazil
Funds From Operations at our Brazilian business of $5 million versus $4 million in the prior year. On a local currency basis, Funds from Operations was higher than the prior year due to inflation indexation of our contracts and cost saving initiatives. The increase was partially offset by the weakening of the Brazilian reais versus the U.S. dollar.
Net income attributable to Unitholders decreased $4 million versus the prior year due to higher non-cash accretion expenses.
Asia
Funds From Operations at our Asian business were $4 million versus $1 million in the prior year, due to the contribution from growth following the acquisition in the prior year of a 210 MW wind facility in India and a 200 MW wind portfolio in China ($3 million and 60 GWh). On a same store basis, our assets continue to perform in line with expectation and consistent with prior year.
Net income attributable to Unitholders was $2 million, consistent with the prior year as the above noted increase in Funds From Operations was offset by higher non-cash depreciation expenses due to growth.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – LTA	462	295
Generation (GWh) – actual	376	287
Revenue	$61	$51
Other income	11	1
Direct operating costs	(13)	(10)
Adjusted EBITDA	59	42
Interest expense	(20)	(15)
Current income taxes	(2)	—
Funds From Operations	$37	$27
Depreciation	(20)	(15)
Deferred taxes and other	(23)	(8)
Net (loss) income	$(6)	$4
Funds From Operations at our solar business were $37 million versus $27 million in the prior year due to the contribution from acquisitions, net of disposals ($7 million and 134 GWh) and gain from the sale of a solar development project in the United States. These increases were partially offset by lower realized market prices.
Net loss attributable to Unitholders at our solar business was $6 million versus net income attributable to Unitholders of $4 million in the prior year as the above noted increase in Funds From Operations was more than offset by unrealized gains on our interest rate hedging activities that benefited the prior year.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

STORAGE & OTHER OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for storage and other operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – actual	87	90
Revenue	$19	$21
Other income	1	—
Direct operating costs	(8)	(11)
Adjusted EBITDA	12	10
Interest expense	(3)	(3)
Other	(1)	—
Funds From Operations	$8	$7
Depreciation	(5)	(6)
Deferred taxes and other	(4)	—
Net income	$(1)	$1
Funds From Operations at our storage & other businesses were $8 million versus $7 million in the prior year as the value of grid stability services provided by our pumped storage assets continues to grow as baseload generation is impacted by intermittent renewable generation.
CORPORATE
The following table presents our results for corporate for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Other income	$28	$2
Direct operating costs	(6)	(5)
Adjusted EBITDA	22	(3)
Management service costs	(36)	(23)
Interest expense	(20)	(25)
Distributions on Preferred LP Units and Shares	(20)	(18)
Funds From Operations	$(54)	$(69)
Deferred taxes and other	5	(4)
Net loss	$(49)	$(73)
Management service costs totaling $36 million increased $13 million compared to the prior year due to the growth of our business.
Interest expense decreased by $5 million compared to the prior year despite an increase in borrowings due to our refinancing initiatives focused on optimizing our capital structure and securing lower borrowing costs.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) attributable to Unitholders for the three months ended June 30, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	217	39	45	56	15	7	7	61	19	—	466	(104)	289	651
Other income	19	6	6	2	3	1	2	11	1	28	79	(7)	(49)	23
Direct operating costs	(63)	(10)	(26)	(13)	(5)	(2)	(3)	(13)	(8)	(6)	(149)	25	(124)	(248)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	86	5	91
Adjusted EBITDA	173	35	25	45	13	6	6	59	12	22	396	—	121
Management service costs	—	—	—	—	—	—	—	—	—	(36)	(36)	—	—	(36)
Interest expense	(29)	(4)	(7)	(15)	(3)	(1)	(2)	(20)	(3)	(20)	(104)	30	(80)	(154)
Current income taxes	1	(2)	1	(1)	—	—	—	(2)	(1)	—	(4)	3	4	3
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(33)	(5)	(38)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(40)	(40)
Funds From Operations	145	29	19	29	10	5	4	37	8	(54)	232	—	—
Depreciation	(59)	(16)	(5)	(37)	(10)	(3)	(2)	(20)	(5)	(1)	(158)	43	(77)	(192)
Foreign exchange and unrealized financial instruments gain (loss)	(32)	—	(6)	(3)	(8)	—	—	(7)	(5)	10	(51)	15	22	(14)
Deferred income tax recovery (expense)	(2)	—	(2)	—	—	—	1	(1)	—	4	—	2	8	10
Other	(42)	(4)	5	—	(1)	(2)	(1)	(15)	1	(8)	(67)	10	40	(17)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(70)	2	(68)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	5	5
Net income (loss) attributable to Unitholders(2)	10	9	11	(11)	(9)	—	2	(6)	(1)	(49)	(44)	—	—	(44)

(1)
Share of loss from equity-accounted investments of $15 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $35 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2020

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months attributable to Unitholders ended June 30, 2019:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	275	58	56	58	22	9	3	51	21	—	553	(98)	332	787
Other income	8	2	—	—	1	—	—	1	—	2	14	(2)	5	17
Direct operating costs	(72)	(18)	(21)	(18)	(8)	(3)	(1)	(10)	(11)	(5)	(167)	27	(112)	(252)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	73	5	78
Adjusted EBITDA	211	42	35	40	15	6	2	42	10	(3)	400	—	230
Management service costs	—	—	—	—	—	—	—	—	—	(23)	(23)	—	—	(23)
Interest expense	(39)	(6)	(8)	(16)	(4)	(2)	(1)	(15)	(3)	(25)	(119)	26	(85)	(178)
Current income taxes	(4)	(3)	(2)	(1)	—	—	—	—	—	—	(10)	—	(5)	(15)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(11)	(11)	—	—	(11)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(26)	(5)	(31)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(135)	(135)
Funds From Operations	168	33	25	23	11	4	1	27	7	(69)	230	—	—
Depreciation	(56)	(22)	(5)	(39)	(13)	(5)	(1)	(15)	(6)	(1)	(163)	36	(73)	(200)
Foreign exchange and unrealized financial instruments gain (loss)	1	4	(1)	(1)	(8)	—	—	4	—	(12)	(13)	4	(3)	(12)
Deferred income tax recovery (expense)	(23)	1	(2)	1	1	—	—	—	—	12	(10)	(1)	(3)	(14)
Other	(11)	—	—	(6)	(2)	5	2	(12)	—	(3)	(27)	8	18	(1)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(47)	—	(47)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	61	61
Net income (loss) attributable to Unitholders(2)	79	16	17	(22)	(11)	4	2	4	1	(73)	17	—	—	17

(1)
Share of earnings from equity-accounted investments of nil is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $74 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2020

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to Funds From Operations and reconciled to Proportionate Adjusted EBITDA, and earnings per unit is reconciled to Funds From Operations per unit, for the three months ended June 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019
Net income attributable to:
Limited partners' equity	$(25)	$9	$(0.14)	$0.05
General partnership interest in a holding subsidiary held by Brookfield	—	1	—	—
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(19)	7	—	—
Net income attributable to Unitholders	$(44)	$17	$(0.14)	$0.05
Adjusted for proportionate share of:
Depreciation	158	164	0.51	0.54
Foreign exchange and unrealized financial instruments loss	51	13	0.16	0.04
Deferred income tax expense	—	10	—	0.03
Other	67	26	0.22	0.08
Funds From Operations	$232	$230	$0.75	$0.74
Distributions attributable to:
Preferred limited partners' equity	14	11
Preferred equity	6	7
Current income taxes	4	10
Interest expense	104	119
Management service costs	36	23
Proportionate Adjusted EBITDA	396	400
Attributable to non-controlling interests	121	230
Consolidated Adjusted EBITDA	$517	$630
Weighted average Units outstanding(1)			311.3	311.2

(1)	Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 85% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 15 years on a proportionate basis.

(GWh, except as noted)	Balance of 2020	2021	2022	2023	2024
Hydroelectric
North America
United States(1)	3,423	7,411	4,636	4,500	4,500
Canada(1)	1,239	2,144	2,097	2,020	2,007
	4,662	9,555	6,733	6,520	6,507
Wind(2)
North America
United States	1,951	3,885	3,876	3,848	3,350
Canada	656	1,359	1,359	1,359	1,359
	2,607	5,244	5,235	5,207	4,709
Europe	605	1,299	1,299	1,289	1,229
Asia	217	400	400	400	400
	3,429	6,943	6,934	6,896	6,338
Solar(2)	1,386	2,716	2,705	2,701	2,690
Contracted on a proportionate basis	9,477	19,214	16,372	16,117	15,535
Uncontracted on a proportionate basis	977	3,576	6,418	6,673	7,255
	10,454	22,790	22,790	22,790	22,790
Contracted generation as a % of total generation on a proportionate basis	91%	84%	72%	71%	68%
Price per MWh – total generation on a proportionate basis	$87	$87	$94	$96	$98

(1)	Includes generation of 989 GWh for 2020, 2,198 GWh for 2021 and 136 GWh for 2022 secured under financial contracts.

(2)	The proportionate generation of our wind and solar business includes the minority interest of TerraForm Power acquired in the merger completed in July 2020.
Weighted-average remaining contract durations on a proportionate basis are 16 years in North America, 14 years in Europe, 9 years in Brazil, 3 years in Colombia and 18 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we do not foresee a negative impact to cash flows from contracts expiring over the next five years.
In our Brazilian and Colombian portfolios, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (42%), distribution companies (24%), industrial users (18%) and Brookfield (16%).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis. On a consolidated basis, substantially all of our debt is either investment grade rated or sized to investment grade and approximately 80% of debt is non-recourse.
The following table summarizes our capitalization:

	Corporate			Consolidated
(MILLIONS, EXCEPT AS NOTED)	June 30, 2020	December 31, 2019		June 30, 2020	December 31, 2019
Corporate credit facility(1)	$—	$299		$—	$299
Debt
Commercial paper(1)(2)	140	—	—	140	—
Medium term notes(3)	1,989	1,808		1,989	1,808
Non-recourse borrowings(4)	—	—		8,811	8,964
	1,989	1,808		10,800	10,772
Deferred income tax liabilities, net(5)	—	—		4,112	4,421
Equity
Non-controlling interest	—	—		7,813	8,742
Preferred equity	571	597		571	597
Preferred limited partners' equity	1,028	833		1,028	833
Unitholders equity	6,762	7,959		6,762	7,959
Total capitalization	$10,350	$11,197		$31,086	$33,324
Debt to total capitalization	19%	16%		35%	32%

(1)	Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not a permanent source of capital.

(2)	Our commercial paper program is supplemented by our $1.75 billion corporate credit facilities with a weighted average maturity of four years.

(3)	Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $5 million (2019: $7 million) of deferred financing fees, net of unamortized premiums.

(4)
Consolidated non-recourse borrowings includes $117 million (2019: $142 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $49 million (2019: $60 million) of deferred financing fees, net of unamortized premiums.

(5)	Deferred income tax liabilities less deferred income assets.
AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS, EXCEPT AS NOTED)	Pro Forma(1)	June 30, 2020	December 31, 2019
Brookfield Renewable's share of cash and cash equivalents	$291	$193	$143
Investments in marketable securities	229	229	95
Corporate credit facilities
Authorized credit facilities(2)	2,150	2,150	2,150
Draws on credit facilities	—	—	(299)
Authorized letter of credit facility	400	400	400
Issued letters of credit	(258)	(258)	(266)
Available portion of corporate credit facilities	2,292	2,292	1,985
Available portion of subsidiary credit facilities on a proportionate basis	546	446	472
Available group-wide liquidity	$3,358	$3,160	$2,695

(1)	Adjusted for the acquisition of a 38% interest in TerraForm Power, Inc. completed on July 31, 2020.

(2)	Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	June 30, 2020			December 31, 2019
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Corporate borrowings
Medium term notes	4.0%	10	$1,989	4.1%	10	$1,808
Credit facilities	N/A	4	—	2.9%	5	299
Commercial paper(1)	0.6%	<1	140	N/A	N/A	N/A
Proportionate subsidiary borrowings(2)
Hydroelectric	5.7%	9	3,757	5.6%	10	3,727
Wind	4.6%	10	1,771	4.5%	10	1,742
Solar	5.0%	11	1,383	4.7%	10	1,470
Storage & other	5.4%	4	223	5.5%	5	235
	5.2%	10	7,134	5.1%	10	7,174
			9,263			9,281
Proportionate deferred financing fees, net of unamortized premiums			(32)			(46)
			9,231			9,235
Equity-accounted borrowings			(2,306)			(2,157)
Non-controlling interests			3,961			3,926
As per IFRS Statements			$10,886			$11,004

(1)	Our commercial paper program is supplemented by our $1.75 billion corporate credit facilities.

(2)	Excludes $9 million of proportionate debt associated with our portfolios that are classified as held for sale as at June 30, 2020 (2019: $11 million).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at June 30, 2020:

(MILLIONS)	Balance of 2020	2021	2022	2023	2024	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$—	$—	$295	$—	$—	$1,694	$1,989

Non-recourse borrowings
Credit facilities	7	6	32	71	13	—	129
Hydroelectric	—	—	207	377	79	2,094	2,757
Wind	—	—	—	87	—	347	434
Solar	—	148	—	122	—	333	603
Storage & other	—	57	—	—	—	152	209
	7	211	239	657	92	2,926	4,132
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	14	37	49	36	43	748	927
Wind	52	105	117	109	115	704	1,202
Solar	29	56	58	59	63	594	859
Storage & other	1	3	2	3	4	1	14
	96	201	226	207	225	2,047	3,002
Total	$103	$412	$760	$864	$317	$6,667	$9,123

(1)	Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.

(2)	Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $5 million (2019: $7 million) of deferred financing fees, net of unamortized premiums.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2024 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2020	2019	2020	2019
Cash flow provided by (used in):
Operating activities	$261	$368	$616	$739
Financing activities	(249)	(221)	(380)	(509)
Investing activities	(72)	5	(101)	(74)
Foreign exchange gain (loss) on cash	(1)	1	(13)	1
Increase (decrease) in cash and cash equivalents	$(61)	$153	$122	$157
Operating Activities
Cash flows provided by operating activities for the three and six months ended June 30, 2020 totaled $261 million and $616 million, respectively, and $368 million and $739 million for the same periods in 2019, respectively, reflecting strong operating performance of our business during all periods.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2020	2019	2020	2019
Trade receivables and other current assets	$49	$52	$47	$58
Accounts payable and accrued liabilities	(17)	(36)	(29)	(41)
Other assets and liabilities	(19)	12	(19)	(15)
	$13	$28	$(1)	$2
Financing Activities
Cash flows used in financing activities totaled $249 million and $380 million for the three and six months ended June 30, 2020, respectively, as the proceeds raised from our inaugural $200 million Series 17 Preferred Units in the United States during the first quarter of 2020 and our issuance of C$350 million ($248 million) ten-year corporate green bonds and net up-financing proceeds received from non-recourse financings during the second quarter of 2020 were more than offset by the repayments of borrowings, primarily commercial paper and corporate credit facility, and the distributions noted below.
We increased our distributions to $2.17 per LP Unit on an annualized basis, an increase of $0.11 or 5% per LP Unit, which took effect in the first quarter of 2020.
Distributions paid during the three and six months ended June 30, 2020 to LP Unitholders and Redeemable/Exchangeable Unitholders were $183 million and $365 million, respectively (2019: $171 million and $342 million, respectively). The distributions paid to preferred shareholders, preferred limited partners' unitholders and participating non-controlling interests in operating subsidiaries totaled $192 million and $287 million, respectively (2019: $280 million and $429 million, respectively).
Investing Activities
Cash flows used in investing activities totaled $72 million and $101 million for the three and six months ended June 30, 2020, respectively. Our investments in public equity securities and in the development of power generating assets and sustaining capital expenditures totaled $128 million and $191 million for the three and six months ended June 30, 2020, respectively.
Cash flows provided by (used in) investing activities totaled $5 million and $(74) million for the three and six months ended June 30, 2019, respectively. Our acquisitions and investments financial assets and in the development of power generating assets and sustaining capital expenditures totaled $60 million and $89 million, respectively, that were more than offset in the second quarter of 2019 by proceeds received from the completed the sale of certain of our assets in South Africa.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

SHARES AND UNITS OUTSTANDING
Shares and units outstanding are as follows:

	June 30, 2020	December 31, 2019
Class A Preference Shares(1)	31,035,967	31,035,967
Preferred Units(2)
Balance, beginning of year	44,885,496	37,885,496
Issuance	8,000,000	7,000,000
Balance, end of period/year	52,885,496	44,885,496
GP interest	2,651,506	2,651,506
Redeemable/Exchangeable partnership units	129,658,623	129,658,623
LP Units
Balance, beginning of year	178,977,800	178,821,204
Distribution reinvestment plan	69,636	176,596
Repurchase of LP Units for cancellation	—	(20,000)
Balance, end of period/year	179,047,436	178,977,800
Total LP Units on a fully-exchanged basis(3)	308,706,059	308,636,423

(1)
Class A Preference Shares are broken down by series as follows: 5,449,675 Series 1 Class A Preference Shares are outstanding; 4,510,389 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.

(2)
Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2021); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); and 8,000,000 Series 17 Preferred Units are outstanding.

(3)	The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units for LP Units.
DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions declared and paid are as follows:

	Three months ended June 30				Six months ended June 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2020	2019	2020	2019	2020	2019	2020	2019
Class A Preference Shares	$6	$7	$6	$7	$13	$13	$13	$13
Class A Preferred LP Units	$14	$11	$12	$11	$26	$21	$23	$20
Participating non-controlling interests – in operating subsidiaries	$174	$262	$174	$262	$251	$396	$251	$396
GP interest and Incentive distributions	$17	$13	$15	$14	$34	$28	$31	$27
Redeemable/Exchangeable partnership units	$70	$67	$71	$67	$142	$135	$142	$134
LP Units	$97	$92	$97	$90	$196	$185	$192	$181
CONTRACTUAL OBLIGATIONS
Please see Note 17 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:

•	Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

•	Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and

•	Guarantees – Nature of all the indemnification undertakings.
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at June 30, 2020, letters of credit issued amounted to $258 million (2019: $266 million).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters on a consolidated basis:

	2020		2019				2018
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Generation (GWh) – LTA	15,527	14,151	13,850	12,332	14,252	13,493	13,485	12,113
Total Generation (GWh) – actual	13,264	14,264	12,465	11,089	14,881	14,125	14,445	11,609
Proportionate Generation (GWh) – LTA	7,309	6,717	6,561	5,821	7,109	6,698	6,602	5,956
Proportionate Generation (GWh) – actual	6,552	7,164	5,977	5,213	7,602	7,246	7,052	5,552
Revenues	$651	$792	$726	$642	$787	$825	$780	$674
Net income (loss) attributable to Unitholders	(44)	18	(66)	(53)	17	43	91	(55)
Basic and diluted earnings (loss) per LP Unit	(0.14)	0.06	0.21	(0.17)	0.05	0.14	0.29	(0.18)
Consolidated Adjusted EBITDA	517	618	550	507	630	652	604	494
Proportionate Adjusted EBITDA	396	391	348	301	400	395	371	277
Funds From Operations	232	217	171	133	230	227	206	105
Funds From Operations per Unit	0.75	0.70	0.55	0.43	0.74	0.73	0.66	0.33
Distribution per LP Unit	0.543	0.543	0.515	0.515	0.515	0.515	0.490	0.490

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric
North America	7,198	7,983	6,813	6,883	$482	$539	$371	$406	$301	$320	$86	$146
Brazil	2,151	2,156	1,986	1,978	100	123	82	91	70	73	34	33
Colombia	1,241	1,626	1,668	1,667	105	118	61	73	44	51	34	37
	10,590	11,765	10,467	10,528	687	780	514	570	415	444	154	216
Wind
North America	1,596	1,611	1,882	1,909	116	121	93	88	58	52	(27)	(18)
Europe	360	478	428	531	37	50	26	35	21	28	(12)	—
Brazil	212	253	294	260	11	16	9	11	6	6	(3)	1
Asia	200	91	218	89	13	5	11	3	7	2	4	1
	2,368	2,433	2,822	2,789	177	192	139	137	92	88	(38)	(16)
Solar	616	486	737	490	110	89	95	74	55	45	(20)	13
Storage & Other	142	164	—	—	37	45	20	21	14	14	—	1
Corporate	—	—	—	—	—	—	19	(7)	(127)	(134)	(122)	(154)
Total	13,716	14,848	14,026	13,807	$1,011	$1,106	$787	$795	$449	$457	$(26)	$60

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2020

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) attributable to Unitholders for the six months ended June 30, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	482	100	105	116	37	11	13	110	37	—	1,011	(199)	631	1,443
Other income	21	9	8	4	3	1	2	12	1	30	91	(9)	(49)	33
Direct operating costs	(132)	(27)	(52)	(27)	(14)	(3)	(4)	(27)	(18)	(11)	(315)	53	(247)	(509)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	155	13	168
Adjusted EBITDA	371	82	61	93	26	9	11	95	20	19	787	—	348
Management service costs	—	—	—	—	—	—	—	—	—	(67)	(67)	—	—	(67)
Interest expense	(68)	(8)	(14)	(34)	(5)	(2)	(4)	(37)	(5)	(40)	(217)	57	(156)	(316)
Current income taxes	(2)	(4)	(3)	(1)	—	(1)	—	(3)	(1)	—	(15)	7	(8)	(16)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(64)	(8)	(72)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(176)	(176)
Funds From Operations	301	70	44	58	21	6	7	55	14	(127)	449	—	—
Depreciation	(117)	(36)	(11)	(79)	(22)	(7)	(4)	(42)	(10)	(2)	(330)	91	(159)	(398)
Foreign exchange and unrealized financial instrument loss	(14)	7	(1)	(5)	(11)	—	(1)	(12)	(4)	(3)	(44)	19	31	6
Deferred income tax expense	(22)	1	(3)	(2)	1	—	1	(2)	—	20	(6)	7	10	11
Other	(62)	(8)	5	1	(1)	(2)	1	(19)	—	(10)	(95)	12	58	(25)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(129)	2	(127)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	58	58
Net income (loss) attributable to Unitholders(2)	86	34	34	(27)	(12)	(3)	4	(20)	—	(122)	(26)	—	—	(26)

(1)
Share of loss from equity-accounted investments of $31 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $118 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2020

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) attributable to Unitholders for the six months ended June 30, 2019:

	Attributable to Unitholders											Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	539	123	118	121	50	16	5	89	45	—	1,106	(189)	695	1,612
Other income	9	3	—	2	1	—	—	2	—	4	21	(6)	10	25
Direct operating costs	(142)	(35)	(45)	(35)	(16)	(5)	(2)	(17)	(24)	(11)	(332)	56	(230)	(506)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	139	12	151
Adjusted EBITDA	406	91	73	88	35	11	3	74	21	(7)	795	—	487
Management service costs	—	—	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Interest expense	(80)	(12)	(16)	(35)	(7)	(4)	(1)	(29)	(7)	(49)	(240)	50	(161)	(351)
Current income taxes	(6)	(6)	(6)	(1)	—	(1)	—	—	—	—	(20)	1	(20)	(39)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(21)	(21)	—	—	(21)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(51)	(9)	(60)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(297)	(297)
Funds From Operations	320	73	51	52	28	6	2	45	14	(134)	457	—	—
Depreciation	(111)	(44)	(10)	(79)	(23)	(9)	(2)	(28)	(12)	(2)	(320)	69	(149)	(400)
Foreign exchange and unrealized financial instrument loss	3	3	(1)	(1)	(9)	(1)	—	4	(1)	(28)	(31)	5	(4)	(30)
Deferred income tax expense	(40)	2	(4)	17	6	—	(1)	16	—	18	14	(36)	(12)	(34)
Other	(26)	(1)	1	(7)	(2)	5	2	(24)	—	(8)	(60)	21	36	(3)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(59)	—	(59)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	129	129
Net income (loss) attributable to Unitholders(2)	146	33	37	(18)	—	1	1	13	1	(154)	60	—	—	60

(1)
Share of earnings from equity-accounted investments of $32 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $168 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	June 30, 2020

The following table reconciles net income (loss) attributable to Limited partners' equity and earnings per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, Funds From Operations per Unit, both non-IFRS financial metrics for the six months ended June 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019
Net (loss) income attributable to:
Limited partners' equity	$(15)	$34	$(0.08)	$0.19
General partnership interest in a holding subsidiary held by Brookfield	—	1	—	—
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(11)	25	—	—
Net (loss) income attributable to Unitholders	$(26)	$60	$(0.08)	$0.19
Adjusted for proportionate share of:
Depreciation	330	321	1.06	1.03
Foreign exchange and unrealized financial instruments loss	44	31	0.14	0.10
Deferred income tax expense (recovery)	6	(14)	0.02	(0.04)
Other	95	59	0.30	0.19
Funds From Operations	$449	$457	$1.44	$1.47
Distributions attributable to:
Preferred limited partners' equity	26	21
Preferred equity	13	13
Current income taxes	15	20
Interest expense	217	240
Management service costs	67	44
Proportionate Adjusted EBITDA	787	795
Attributable to non-controlling interests	348	487
Consolidated Adjusted EBITDA	$1,135	$1,282
Weighted average Units outstanding(1)			311.3	311.1

(1)	Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our unaudited interim consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our 2019 Annual Report and the additional risk factors as identified below. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
Additional risk factors other than as described in the "Risk Factors" section of our 2019 Annual Report are as follows:
Risks Associated with the COVID-19 Pandemic
The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. In addition, the Brookfield Renewable group’s business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. The Brookfield Renewable group has implemented a response plan to maintain its operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities. However, the Brookfield Renewable group may experience direct or indirect impacts from the pandemic, including delays in development or construction activities in its business and has some risk that its contract counterparties could fail to meet their obligations.
To date, the Brookfield Renewable group has not experienced the material impact to its operations, financial condition, cash flows or financial performance that has been experienced by many other businesses. Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the Brookfield Renewable group or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19. Such developments could have an adverse effect on the Brookfield Renewable group’s assets, liabilities, business, financial condition, results of operations and cash flow.
Despite these conditions and risks, our business is highly resilient given we are an owner, operator and investor in one of the most critical sectors in the world.  We generate revenues that are predominantly backed by long-term contracts with well diversified creditworthy counterparties.  The majority of our assets can be operated from centralized control centers and our operators around the world have implemented contingency plans to ensure operations, maintenance and capital programs continue with little disruption.  We have a robust balance sheet with strong investment grade rating, over $3 billion of available liquidity and no material maturities over the next five years.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

NEW ACCOUNTING STANDARDS
There have been no new changes to IFRS with an impact on Brookfield Renewable in 2020.
FUTURE CHANGES IN ACCOUNTING POLICIES
There are currently no future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the six months ended June 30, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the COVID-19 pandemic. We are continually monitoring and assessing the COVID-19 pandemic on our internal controls to minimize the impact on their design and operating effectiveness.
SUBSEQUENT EVENTS
Subsequent to quarter end, Brookfield Renewable, alongside institutional partners, entered into an agreement to acquire a 1,200 MW solar development portfolio in Brazil for approximately $50 million, which are targeted for commercial operations in early 2023. The transaction is expected to close in the fourth quarter of 2020, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
On July 29, 2020, Brookfield Renewable contributed its renewable power assets in the United States, Brazil and Colombia (excluding a 10% interest in certain Brazilian and Colombian operations, which will continue to be held indirectly by Brookfield Renewable) to BEPC. On July 30, 2020, Brookfield Renewable completed a special distribution (the “special distribution”) whereby unitholders of record as of July 27, 2020 (the “Record Date”) received one class A exchangeable subordinate voting share (“BEPC exchangeable share") for every four units held. Immediately prior to the special distribution, Brookfield Renewable received BEPC exchangeable shares through a distribution by BRELP (the "BRELP" distribution) of the BEPC exchangeable shares to all of its unitholders. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries received approximately 33.1 million BEPC exchangeable shares and (ii) Brookfield Renewable received approximately 44.7 million class A shares, which it subsequently distributed to unitholders pursuant to the special distribution. Upon completion of the special distribution, (i) holders of units held approximately 42.8% of the issued and outstanding BEPC exchangeable shares (ii) Brookfield and its affiliates held approximately 57.2% of the issued and outstanding BEPC exchangeable shares, and (iii) a subsidiary of Brookfield Renewable owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in BEPC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BEPC, which entitle Brookfield Renewable to the residual value in BEPC after payment in full of the amount due to holders of BEPC exchangeable shares and class B shares. Brookfield Renewable directly and indirectly controlled BEPC prior to the special distribution and continues to control BEPC subsequent to the special distribution through its interests in the company. The BEPC exchangeable shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.
The thresholds used for the calculation of incentive distribution rights that Brookfield is entitled to as the owner of the 1% GP interest in BRELP will be reduced on the completion of the special distribution to give effect to the special distribution, to $0.300 and $0.338, respectively.
On July 31, 2020, shortly following the special distribution, Brookfield Renewable acquired all of the outstanding Class A common stock of TerraForm Power, other than the approximately 62% already owned by Brookfield Renewable and its affiliates, through a series of transactions (the "TerraForm Power acquisition"). Pursuant to the TerraForm Power acquisition, each holder of public shares of TerraForm Power was entitled to receive 0.47625 of a BEPC exchangeable share or, at the election of the holder, a LP Unit. As a result of the TerraForm Power acquisition, holders of public shares of TerraForm Power exchanged their shares for 37,035,241 exchangeable units of BEPC and 4,034,469 LP Units. After giving effect to the special distribution and the TERP acquisition, Brookfield and its affiliates, including Brookfield Renewable, through its ownership of BEPC exchangeable shares and class B shares, holds an approximate 84.7% voting interest in BEPC. Holders of BEPC exchangeable shares, excluding Brookfield and its affiliates and Brookfield Renewable, hold an approximate 15.3% aggregate voting interest in BEPC.
Concurrently with the TerraForm Power acquisition, Brookfield Renewable entered into a voting agreement with Brookfield whereby Brookfield agreed to provide Brookfield Renewable with a number of voting rights, including the authority to direct the election of the Boards of Directors of the Brookfield entity that owns shares in TerraForm Power. As a result, Brookfield Renewable controls and consolidates TerraForm Power.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

Following the closing of the TerraForm Power acquisition, Brookfield Asset Management owns, directly and indirectly, 220,030,707 LP Units and Redeemable/Exchangeable partnership units and BEPC exchangeable shares, representing approximately 51.5% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 48.5% is held by public investors.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include the non-voting LP Units held by public LP Unitholders and Brookfield, Redeemable/Exchangeable Limited Partnership Units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and GP interest in BRELP held by Brookfield. The LP Units and the Redeemable/Exchangeable Partnership Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable Partnership Units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable Partnership Units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
As at the date of this report, Brookfield owns an approximate 51.5% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 48.5% is held by the public.
Actual and Long-term Average Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. “Other” includes generation from North America cogeneration and Brazil biomass.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Generation from our North American pumped storage and cogeneration facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Our European pumped storage facility generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities is dependent

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities in the United States, Brazil, Europe and Asia. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable has also entered into a voting agreement with Brookfield, whereby Brookfield Renewable gained certain rights in respect of the partnership that controls TerraForm Power and its subsidiaries. This voting agreement provides Brookfield Renewable the authority to direct the election of one member of the Board of Directors of the relevant entity, among other things, and therefore provides Brookfield Renewable with significant influence over the partnership that controls TerraForm Power. Accordingly, Brookfield Renewable equity accounts for the partnership that controls TerraForm Power.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our December 31, 2019 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of our strategic investment in Transalta Corporation. The corporate segment represents all activity performed above the individual segments for the business.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 - Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:

•
The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and

•	Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the MW attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis to Unitholders.
Funds From Operations and Funds From Operations per Unit
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.
Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In our unaudited interim consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.
Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’ reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:

•
Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and

•	Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable and BEPC. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, BEPC’s eligibility for index inclusion, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and Brookfield Renewable, the prospects and benefits of the combination of Brookfield Renewable and TerraForm Power, including certain information regarding the combined company’s expected cash flow profile and liquidity, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring PPAs on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the MRE balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses and higher insurance premiums; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; energy marketing risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions, including the TerraForm Power acquisition and the special distribution of BEPC shares; our inability to develop greenfield projects or find new sites suitable

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all our operations or investments; political instability or changes in government policy; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of our LP Units, preferred limited partnership units or securities exchangeable for LP Units, or the perception of such sales or issuances, could depress the trading price of the LP Units or preferred limited partnership units; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or its unitholders; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; broader impact of climate change; failure of BEPC’s systems technology; involvement in disputes, governmental and regulatory investigations and litigation; any changes in the market price of the BEP units; and the redemption of BEPC exchangeable shares by BEPC at any time or upon notice from the holder of BEPC class B shares.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F and other risks and factors that are described therein.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This Interim Report contains references to certain proportionate information, Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit and Proportionate Debt (collectively, “Brookfield Renewable’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of proportionate information, Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit, and Proportionate Debt used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Brookfield Renewable’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing our financial performance. Brookfield Renewable’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business. A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 5 - Segmented information in the unaudited interim consolidated financial statements.
A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 5 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	June 30, 2020

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.`s Service Provider,
BRP Energy Group L.P.
Sachin Shah
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Eleazar de Carvalho Filho
Nancy Dorn
David Mann
Lou Maroun
Patricia Zuccotti
Stephen Westwell
Exchange Listing
NYSE: BEP (LP Units)
TSX:    BEP.UN (LP Units)
TSX:    BEP.PR.E (Preferred LP Units - Series 5)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.I (Preferred LP Units - Series 9)
TSX:    BEP.PR.K (Preferred LP Units - Series 11)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BEP.PR.O (Preferred LP Units - Series 15)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2019 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 369-2616 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN